UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated 3 April, 2013
Commission File Number: 001-31318
GOLD FIELDS LIMITED
(Translation of registrant’s name into English)
150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Directors  C A Carolus (Chair), N J Holland † ** (Chief Executive Officer), P A Schmidt** (Chief Financial Officer), K Ansah # , R Dañino*, A R Hill ≠ , D L Lazaro^,
R P Menell, D N Murray, D M J Ncube, R L Pennant-Rea † , G M Wilson
† British, ≠ Canadian, # Ghanaian, *Peruvian, ^Filipino, ** Executive Director
Company Secretary: KE Robinson
Gold Fields Limited
Reg. 1968/004880/06
150 Helen Road,
Sandown, Sandton,
2196

Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa

Tel +27 11 562 9700
Fax +27 11 562 9838
www.goldfields.co.za

Investor Enquiries

Willie Jacobsz
Tel          +27 11 562 9775
Mobile     +27 82 971 9238 (SA)
Mobile     +1 857 241 7127 (USA)
email       Willie.Jacobsz@
               goldfields.co.za
Remmy Kawala
Tel          +27 11 562 9844
Mobile     +27 82 312 8692
email       Remmy.Kawala@
               goldfields.co.za
Media Enquiries – South Africa

Sven Lunsche
Tel          +27 11 562 9763
Mobile     +27 83 260 9279
email       Sven.Lunsche@
               goldfields.co.za
Media Enquiries – Ghana

Sharda Naidoo
Tel (SA) +27 83 560 1769
(Ghana) +233 544 338 138
email  Sharda.Naidoo@
goldfields.co.za
MEDIA RELEASE
GOLD FIELDS RESPONDS TO ILLEGAL STRIKES
AT ITS GHANAIAN OPERATIONS
Johannesburg, 03 April 2013 - Gold Fields Limited (Gold Fields)
(JSE, NYSE, NASDAQ Dubai: GFI), regrets to report that employees at its Tarkwa and Damang mines in Ghana, in which it has a 90%
interest, have today, at approximately 11.00am (Ghana time), embarked on illegal industrial action which has led to production at both mines being stopped.

This follows after the Ghana Mineworkers Union (GMU) and its affiliates, the Professional Managerial Staff Union and the Branch
Union, yesterday presented management at both mines with a
number of demands, and threatened industrial action should the company not respond favourably to the demands within 24 hours.

The demands relate to a dispute in the determination of profit share payments to employees; the unconditional reinstatement of an employee who was dismissed following an internal disciplinary procedure; dissatisfaction with certain management structures; the removal of certain members of senior management; concerns about catering delivery models; and allegations of discrimination between expatriate and Ghanaian employees.

Gold Fields is analysing and investigating the demands as a matter of urgency. The company also appeals to all employees to maintain law and order while this process is underway as the safety and security of all employees is of primary importance.

The company holds the view that the industrial action is illegal and unprotected. This could expose participating workers to the no-work, no-pay rule as well as possible dismissal.

Enquiries

Investors
Willie Jacobsz
Tel: +27 11 562 9775 or +1 857 241 7127 (USA)
Mobile: +27 82 971 9238 (SA)
Email:
Willie.Jacobsz@goldfields.co.za

Media – Ghana
Sharda Naidoo
Mobile (SA):
+27 11 367 5816
Mobile (Ghana):      +233 544 338 138
email:
Sharda.Naidoo@goldfields.co.za

Media – South Africa
Sven Lunsche
Tel:                +27 11 562-9763
Mobile:          +27 83 260 9279
email :
Sven.Lunsche@goldfields.co.za
ends

Notes to editors

About Gold Fields
Gold Fields is a significant unhedged producer of gold with attributable annualised production of 2.1 million gold equivalent ounces from six operating mines in Australia, Ghana, Peru and South Africa. Gold Fields also has an extensive and diverse global growth pipeline with four major projects at resource development and feasibility level. Gold Fields International has total managed gold-equivalent Mineral Reserves of
64 million ounces and Mineral Resources of 155 million ounces. Gold Fields is listed on the JSE Limited (primary listing), the New York Stock
Exchange (NYSE), NASDAQ Dubai Limited, Euronext in Brussels (NYX) and the Swiss Exchange (SWX). In February 2013, Gold Fields
unbundled its KDC and Beatrix mines in South Africa into a separately listed company, Sibanye Gold.
Sponsor: J.P. Morgan Equities Limited

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GOLD FIELDS LIMITED
Dated: 3 April, 2013
By:    /s/ Nicholas J. Holland
Name:        Nicholas J.Holland
Title:           Chief Executive Officer